# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arcus Biosciences, Inc., CIK 0001724521
CUSIP: 03969F109
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3928 Point Eden Way, Hayward, California (CA), 94545
Date of event which requires filing of this statement: 11/03/2025
Amends the filing with accession number 0001123292-25-000309
Filed by CIK 0000882095
Persons authorized to receive notices and communications: Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California (CA), 94404, 650-574-3000

## Reporting persons
- GILEAD SCIENCES, INC. (CIK 0000882095): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 31,424,760; shared voting power 0; sole dispositive power 31,424,760; shared dispositive power 0; aggregate amount beneficially owned 31,424,760 (25.6% of the class)
  Comment: The number of shares reported in rows 7, 9, and 11 consists of (i) 2,200,000 shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Arcus Biosciences, Inc. (the "Issuer") purchased in the 2020 Public Offering, (ii) the initial purchase of 5,963,029 shares of Common Stock pursuant to the Purchase Agreement, (iii) the subsequent purchase of 5,650,000 shares of Common Stock pursuant to the Amended and Restated Purchase Agreement, (iv) the subsequent purchase of 1,010,000 shares of Common Stock pursuant to the Second Amended and Restated Purchase Agreement, (v) the subsequent purchase of 15,238,095 shares of Common Stock of the Issuer pursuant to the Third Amended and Restated Purchase Agreement, and (vi) the subsequent purchase of 1,363,636 shares of Common Stock pursuant to the Public Offering.
  
  The percent reported in row 13 is calculated based upon 122,856,086 shares of Common Stock issued and outstanding, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission (the "SEC") on October 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Arcus Biosciences, Inc.
Address of issuer's principal executive offices: 3928 Point Eden Way, Hayward, California (CA), 94545
Comment: This Amendment No. 6 (the "Amendment") amends the initial Schedule 13D filed by the Reporting Person on July 17, 2020, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on February 2, 2021, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on July 6, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on January 31, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Person on March 5, 2025 and Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Person on July 15, 2025 (the "Original Schedule 13D," and as amended by Amendment No. 6, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

Number of shares of Common Stock beneficially owned:

Gilead - 31,424,760 shares

Jeffrey A. Bluestone - 10,750 shares

Percent of class:

Gilead - 25.6%

Jeffrey A. Bluestone - 0.01%

The number of shares of Common Stock beneficially owned by Gilead consists of (i) 2,200,000 shares of Common Stock purchased in the 2020 Public Offering, (ii) the initial purchase of 5,963,029 shares of Common Stock pursuant to the Purchase Agreement, (iii) the subsequent purchase of 5,650,000 shares of Common Stock pursuant to the Amended and Restated Purchase Agreement, (iv) the subsequent purchase of 1,010,000 shares of Common Stock pursuant to the Second Amended and Restated Purchase Agreement, (v) the subsequent purchase of 15,238,095 shares of Common Stock pursuant to the Third Amended and Restated Purchase Agreement, and (vi) the subsequent purchase of 1,363,636 shares of Common Stock pursuant to the Public Offering. The number of shares of Common Stock beneficially owned by Mr. Bluestone consists of options to purchase 10,750 shares of Common Stock exercisable within 60 days.

The percentage ownership for Gilead was calculated based upon 122,856,086 shares of common stock of the Issuer issued and outstanding, as reported in the prospectus supplement filed by the Issuer with the SEC on October 31, 2025. The percentage ownership for Mr. Bluestone was calculated based upon 122,866,836 shares of Common Stock issued and outstanding, based on 122,856,086 shares of Common Stock issued and outstanding and assuming the immediate exercise in full by Mr. Bluestone of his options.

To the best knowledge of the Reporting Person, none of the individuals listed on Schedule I beneficially owns any of the Issuer's Common Stock, except Mr. Bluestone, who has received options to purchase shares of Common Stock in partial payment for his service on the Issuer's Scientific Advisory Board.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Gilead - 31,424,760 shares

Jeffrey A. Bluestone - 10,750 shares

(ii) Shared power to vote or to direct the vote:

Gilead - 0 shares

Jeffrey A. Bluestone - 0 shares

(iii) Sole power to dispose or to direct the disposition of:

Gilead - 31,424,760 shares

Jeffrey A. Bluestone - 10,750 shares

(iv) Shared power to dispose or to direct the disposition of:

Gilead - 0 shares

Jeffrey A. Bluestone - 0 shares

## Signatures
- GILEAD SCIENCES, INC.: /s/ Andrew D. Dickinson, Andrew D. Dickinson, Executive Vice President and Chief Financial Officer (11/05/2025)